PRESS RELEASE
For Immediate Release
Vivendi Exchangeco Inc. shareholders approve share changes
TORONTO — November 1, 2006 - Vivendi Exchangeco Inc. (TSX:VUE) announced that the reorganization to change its exchangeable shares into a new class of exchangeable shares designated as Series A exchangeable shares was approved by approximately 97% of the exchangeable shares voted at its special meeting held today.
Vivendi Exchangeco has filed articles of amendment to change the outstanding exchangeable shares into Series A exchangeable shares on a one-for-one basis, effective November 6, 2006.
The existing exchangeable shares will cease to trade on the Toronto Stock Exchange at the close of business on November 3, 2006. The Series A exchangeable shares will be listed for trading on the Toronto Stock Exchange at the market open on November 6, 2006. The trading symbol will continue as VUE.
The Series A exchangeable shares will have substantially the same rights and privileges as those attaching to the current exchangeable shares, except that Vivendi Exchangeco will have the additional right to redeem the Series A exchangeable shares on or before November 30, 2006, and the consideration received per Series A exchangeable share upon such redemption will include a cash amount of Cdn.$1.42 in addition to one ordinary share of Vivendi S.A.
On November 6, 2006, Vivendi Exchangeco will send a notice of redemption to all holders of Series A exchangeable shares explaining that their shares will be acquired by Vivendi Holdings Company on November 27, 2006, pursuant to its overriding redemption call right. For each Series A exchangeable share held, holders will receive the cash amount of Cdn.$1.42 and one share of Vivendi S.A., which they may continue to hold. Holders will also be provided with the one-time option to direct that some or all of their entitlement to shares of Vivendi S.A. be sold on their behalf on the Euronext exchange in Paris, with Vivendi S.A. paying the associated brokerage fees and with the Canadian dollar equivalent of the sale proceeds being forwarded to them pro rata based on the volume weighted average selling price. The necessary instructions and direction forms will be included in the mailing of notices to holders of Series A exchangeable shares. Shareholders wishing to direct such a sale will be required to submit their direction form and existing exchangeable share certificates by no later than 12:00 noon (Eastern Standard Time) on November 22, 2006.
RBC Capital Markets acted as financial advisor to Vivendi Exchangeco in connection with the reorganization.

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